UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*
NUVEEN CHURCHILL BDC INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

67099D128
(CUSIP Number)

May 8, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box
to designate the rule pursuant to which this Schedule is filed:

	[_]  Rule 13d-1(b)

	[X]  Rule 13d-1(c)

	[_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No.
67099D128

1
Names of Reporting Persons

Steven G. Segal

2
Check the appropriate box if a member of a Group (see instructions)

(a)[ ]
(b)[x]

3
Sec Use Only

4
Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With:

5
  Sole Voting Power

  157,735

6

Shared Voting Power

  102,330

7

Sole Dispositive Power

  157,735

8

Shared Dispositive Power

  102,330

9

Aggregate Amount Beneficially Owned by Each Reporting Person

260,065

10

Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[ ]

11
Percent of class represented by amount in row (9)

5.94%

12
Type of Reporting Person (See Instructions)

IN

Item 1.
(a)	Name of Issuer:
	NUVEEN CHURCHILL BDC INC.
(b)	Address of Issuers Principal Executive Offices:
	430 Park Avenue, 14th Floor, New York, NY  10022

Item 2.

(a) Name of Person Filing:

This statement is filed on behalf of Steven G. Segal (Mr. Segal).
Mr. Segal is engaged in, among other activities, investing for his own account. Mr. Segal is married to an individual named Ellen B. Segal (Mrs. Segal).
Mr. and Mrs. Segal each have Individual Retirement Accounts (IRA).
Mr. and/or Mrs. Segal are the donors to the Steven G. Segal 1995 Irrevocable Trust, the RLS Segal Family Trust and the Segal Family Descendants Trust
(the Trusts), each of which have, as beneficiaries, descendants of Mr. and Mrs. Segal. Neither Mr. nor Mrs. Segal is a trustee or beneficiary of the any of the Trusts, but Mr. Segal has investment discretion over the Trusts.

(b) Address of Principal Business Office or, if None, Residence:

50 Wachusett Road, Chestnut Hill, MA  02467

(c) Citizenship:
United States citizen.

(d) Title and Class of Securities:
Common Stock, par value $0.01 per share

(e) CUSIP No.:
       67099D128

Item 3. 	If this statement is filed pursuant to Section 240.13d-1(b)
or 240.13d-2(b) or (c), check whether the person filing is a:
       This Item 3 is inapplicable.

Item 4.	Ownership
(a) and (b) Amount Beneficially Owned and Percent of Class:

Mr. Segal may be deemed the beneficial owner of 260,065 shares, which constitutes approximately 5.94% of the total number of shares outstanding. This consists of 154,343 shares owned by Mr. Segal; 3,392 shares owned by Mr. Segals IRA;
3,827 shares owned by Mrs. Segals IRA;
15,830 shares owned by the RLS Segal Family Trust;
15,830 shares owned by the Segal Family Descendants Trust;
and 102,330 shares owned by the Steven G. Segal 1995 Irrevocable Trust.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:
		157,735

(ii) Shared power to vote or to direct the vote:
       102,330

(iii) Sole power to dispose or to direct the disposition of:
       157,735

(iv) Shared power to dispose or to direct the disposition of:
       102,330

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
five percent of the class of securities, check the following [    ].

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.
	This Item 6 is not applicable

Item 7.	Identification and classification of the subsidiary which acquired
       	the security being reported on by the parent holding company
		or control person.
	This Item 7 is not applicable

Item 8.	Identification and classification of members of the group.
	This Item 8 is not applicable

Item 9.	Notice of Dissolution of Group.
	This Item 9 is not applicable

Item 10.	Certifications.

SIGNATURE
By signing below I certify that the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 19, 2020

/s/ Steven G. Segal

Steven G. Segal
Individual Filer
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)